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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2002


                            AETERNA LABORATORIES INC.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F                     Form 40-F  X
                       -----                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes              No  X
                             -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                  EXHIBIT INDEX


EXHIBIT DESCRIPTION                                                        PAGE

1.       Press Release of September 13, 2002 - Appointment to
         AEterna Management                                                 1


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                               [GRAPHIC OMITTED]
                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

                        APPOINTMENT TO AETERNA MANAGEMENT

QUEBEC CITY, QUEBEC, SEPTEMBER 13, 2002 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA), today announced the appointment of Mr.Claude Cardinal as Vice President of Technical Operations. Formerly Senior Director of Operations and Manufacturing at AEterna, Mr. Cardinal will supervise all activities related to technical development and drug manufacturing according to pharmaceutical industry standards.

Furthermore, scientific research groups will be integrated within the Clinical and Regulatory Affairs Department under the supervision of Dr. Claude Hariton, Vice President and Chief Medical Officer at AEterna. These scientific research groups were previously supervised by Dr. Pierre Falardeau who leaves AEterna to pursue other professional opportunities.

MR. CLAUDE CARDINAL, LPHARM

Mr. Cardinal holds a bachelor's degree in Pharmacology from the Universite de Montreal and has 25 years of experience in the pharmaceutical industry. He has assumed top management positions with leading companies such as Rhone-Poulenc Pharma Inc., Biovail International and Technilab. M. Cardinal joined AEterna in 2000.

DR. CLAUDE A. HARITON, PH.D.

Dr. Hariton obtained his Ph.D. in neuroscience from the University of Marseille. He also holds a Master's Degree in human biology and pharmacology, as well as a Bachelor's Degree in physiology of the same university. During the last 15 years, he assumed different responsibilities with regard to preclinical and clinical research and development, regulatory affairs, and management of research projects at Novartis Pharma's head office in Bale, Switzerland. Dr. Hariton has been with AEterna since 1999.

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of angiogenesis inhibitor, primarily in oncology.

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Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and in several European companies.

Atrium Biotechnologies Inc., a 64% owned subsidiary of AEterna Laboratories, develops and markets nutritional supplements as well as active ingredients and fine chemicals intended for the cosmetics, fine chemicals, pharmaceutical, fine chemical and nutritional industries. The Company markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.:(418) 652-8525 ext. 406                Tel.:(418) 652-8525 ext. 360
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

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USA
The Investor Relations Group
Lisa Lindberg
Tel.:(212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA LABORATORIES INC.


Date:  September 13, 2002              By:
                                          ----------------------------------
                                          Claude Vadboncoeur
                                          Vice President, Legal Affairs and
                                          Corporate Secretary